BERRY GLOBAL GROUP, INC
101 Oakley Street
Evansville IN 47710

February 10, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Beverly Singleton
    Mr. John Cash
Re:        Berry Global Group, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2019
Filed November 22, 2019
File No. 001-35672

Dear Ms. Singleton and Mr. Cash:
Please find below the responses of Berry Global Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 10, 2020 regarding the Company’s Form 10-K for the Fiscal Year Ended September 28, 2019 (the “Form 10-K”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
Form 10-K for the Fiscal Year Ended September 28, 2019
Consolidated Financial Statements
Note 2. Acquisitions and Dispositions, page 41

1. Please expand to disclose the amount of net sales and income of RPC since the acquisition date included in your statements of income for the fiscal year ended September 28, 2019. Refer to ASC 805-10-50-2h(1).

We acknowledge the Staff’s comment and in future filings the Company will disclose the net sales and operating income of RPC acquisition since the acquisition date included in our statements of income.  Set forth below is an example of such disclosure for fiscal 2019:

“Net sales and operating income of RPC included on the Consolidated Statements of Income for the fiscal year ended September 28, 2019 were $1,180 million and $63 million, respectively.  RPC is primarily operated within the Consumer Packaging International segment which represented net sales of $1,031 million and operating income of $46 million of the total RPC.”

Please disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the acquisition included in the pro forma net sales and income amounts. Refer to ASC 805-10-50-2h(4).

We acknowledge the Staff’s comment and in future filings will disclose any material nonrecurring pro forma adjustments attributed to an acquisition included in the pro forma figures presented.  The pro forma net sales and net income for the 2019 and 2018 periods included in the Form 10-K do not contain any material, nonrecurring pro forma adjustments directly attributable to the acquisition.

Please reconcile the $70 million of costs associated with the closing of the transaction with the $130 million amount disclosed in MD&A on page 13.

We acknowledge the Staff’s comment and in future filings within the MD&A the Company will separately disclose (1.) material transaction costs that were recorded on the Consolidated Statements of Income and (2.) material deferred financing fees that were recorded to the Consolidated Balance Sheet.  Set forth below is an example of such disclosure for fiscal 2019:

“As a result of the acquisition and associated financings the Company incurred $70 million of transaction expenses on the Consolidated Statement of Income and recorded $60 million of deferred financing fees on the Consolidated Balance Sheet, which will be amortized over the life of the respective debt agreements.”

Please consider providing in a tabular reconciliation of the preliminary purchase price allocation and consideration paid using the guidance of ASC 805-20-50-1(c) and ASC 805-10-55-41.

We acknowledge the Staff’s comment and in future filings, the Company will disclose the reconciliation of the preliminary purchase price allocation for RPC in tabular format.  Set forth below is an example of such disclosure for fiscal 2019:

The following table summarizes the preliminary purchase price allocation and estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Working capital (a)	$700
Property, plant and equipment	2,375
Intangible assets	1,712
Goodwill	2,205
Other assets and long-term liabilities	(922)
Total consideration	$6,070
(a) includes a $39 million step up of inventory to fair value

* * * *
Please contact me if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.
Sincerely,

/s/ Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.